BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer                    Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-4599                 Church Street
Station
                                        New York, NY 10008


                                        February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          DMI Furniture, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer



Enclosures


             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                   (Amendment No.   1  )*

                     DMI Furniture, Inc.
           _______________________________________
                       NAME OF ISSUER:

                        Common Stock
           _______________________________________
                TITLE OF CLASS OF SECURITIES

                          233230101
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

                      Page 1 of 5 Pages


CUSIP No. 233230101                     Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its indirect wholly-owned subsidiary, BT Capital Partners Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation is a New York corporation; BT Capital Partners Inc. is a Delaware corporation

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       BT Capital Partners Inc. owns directly
280,169 shares with rights to acquire
1,287,031 additional shares for a total of 1,567,200 shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY          -0-

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING         BT Capital Partners Inc. owns directly
280,169 shares with rights to acquire
1,287,031 additional shares for a total
of 1,567,200 shares

  PERSON       8. SHARED DISPOSITIVE POWER

  WITH              -0-

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

BT Capital Partners Inc. owns 280,169 shares of common stock and rights to acquire an additional 1,287,031 shares for a total beneficial ownership of 1,567,200 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *


CUSIP No. 233230101                Page 3 of 5 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   BT Capital Partners Inc. owns 9.43% of the outstanding common stock and rights to acquire an additional 30.2% of the outstanding stock on a fully diluted basis for a total beneficial ownership of 36.8% of the outstanding stock on a fully diluted basis.


12.TYPE OF REPORTING PERSON *
   Bankers Trust New York Corporation - HC;
   BT Capital Corporation - CO


Item 1(a) NAME OF ISSUER:

          DMI Furniture, Inc.

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

          One Oxmoor Place
          101 Bullitt Lane
          Louisville, Kentucky 40222

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its indirect wholly-owned subsidiary, BT Capital
          Corporation

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Bankers Trust New York Corporation and BT Capital
          Corporation are located at 280 Park Avenue, New
          York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation is incorporated in the State of New York with its principal business office located in New York; BT Capital
          Corporation is incorporated in the State of Delaware with its principal business office located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, Par Value $.10, of DMI Furniture,
          Inc.

Item 2(e) CUSIP NUMBER:
          233230101
CUSIP No. 233230101                Page 4 of 5 Pages

Item 3    FILING STATUS UNDER RULE 13d-1(b) or 13d 2(b):

          Not applicable. This Schedule is filed pursuant to Rule 13d-1(c).

Item 4    OWNERSHIP:
     (a)  Amount Beneficially Owned:

          BT Capital Partners Inc. owns 280,169 shares of common stock and rights to acquire an additional
          1,287,031 shares of common stock for a total beneficial ownership of 1,567,200 shares.

     (b)  Percent of Class:

          BT Capital Partners Inc. owns 9.43% of the outstanding common stock and rights to acquire an additional 30.2% of the outstanding stock on a fully diluted basis for a total beneficial ownership of 36.8% of the outstanding stock on a fully diluted basis.

     (c)  Number of shares as to which BT Capital
          Corporation has:

     (I) sole power to vote or to direct the vote - 280,169 shares owned directly with rights to acquire
          1,287,031 additional shares for a total of 1,567,200 shares.

     (ii) shared power to vote or to direct the vote - 0

     (iii) sole power to dispose or to direct the disposition of - 280,169 shares owned directly with rights to acquire 1,287,031 additional shares for a total of 1,567,200 shares.

     (iv) shared power to dispose or to direct the disposition of - 0

Item 5    OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:
          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:
          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:
          See Exhibit to Item 7.

CUSIP No. 233230101                Page 5 of 5 Pages


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.



Item 10   CERTIFICATION:

          Not applicable.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


Signature:     BANKERS TRUST NEW YORK CORPORATION



          /s/James T. Byrne, Jr.
By:       James T. Byrne, Jr.
Title:    Secretary


Signature:BT CAPITAL PARTNERS INC.



          /s/Heidi G. Silverstein
By:       Heidi G. Silverstein
Title:    Secretary



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Capital Partners Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                 BT Holdings (New York) Inc.

                              |
                            100%
                              |

                  BT Capital Partners Inc.